Form 10KSB, Exhibit 13
period 1995-12-31
GREAT FALLS BANCORP
filed 1996-03-29
CIK 773845

                                                                   EXHIBIT 13.1

Management's discussion and analysis of consolidated financial condition and results of operations

This section presents a review of the Corporation's consolidated financial condition and results of operations. Data is presented for both the Corporation and subsidiaries unless otherwise noted. The review should be read in conjunction with the consolidated financial statements, including notes thereto, and other financial data presented elsewhere herein. The consolidated statements of condition for the years ended December 31, 1995 and 1994 and the consolidated statements of operations for the years ended December 31, 1995, 1994 and 1993 have been audited by Arthur Andersen LLP. The term "Corporation" as used herein refers to Great Falls Bancorp and subsidiaries, the term "GFB" as used herein refers to Great Falls Bank and subsidiaries and the term "BCB" as used herein refers to Bergen Commercial Bank and subsidiaries. All dollar figures, except for per share data, are set forth in thousands. All per share data is adjusted to reflect stock dividends paid.

Business

The Corporation is organized as a business corporation under the laws of the State of New Jersey and registered with the Board of Governors of the Federal Reserve System as a bank holding company. The Corporation is located in Passaic County, New Jersey and its substantive business activity is the ownership and operation of its banking subsidiaries (collectively, the "Subsidiary Banks"). As of December 31, 1995, the Subsidiary Banks operated a general banking business from 8 full service offices located in northern New Jersey. As of the same date, the Corporation's subsidiaries employed approximately 99 persons on a full-time equivalent basis.

Recent Transactions
During 1995, the Corporation entered into a variety of transactions which were significant to its business, operations and structure, including the following:

(i) Bank acquisitions. The Corporation expanded its banking network through the following acquisitions:

(a) As of close of business April 7, 1995, the Corporation, through its subsidiary, GFB, acquired and began to operate the banking offices of Family First Federal Savings Bank ("Family First") located in Clifton, New Jersey under the name of GFB. In connection with the acquisition, GFB added two full service banking offices. The acquisition was accounted for as a purchase transaction and accordingly GFB recorded all assets and liabilities of Family First onto its books.

  The value assigned to assets acquired (primarily cash, securities and loans) totalled $51.9 million and liabilities assumed (primarily deposits including accrued interest) totalled $50.1 million. The purchase price exceeded the fair market value of net assets acquired by approximately $734,000 which was recorded as an intangible asset (goodwill).

 (b) As of December 31, 1995, the Corporation acquired Bergen Commercial Bank ("BCB") as a banking subsidiary. BCB is headquartered in Paramus, New Jersey with banking offices in Hasbrouck Heights, Paramus and Wood-Ridge, New Jersey. The acquisition was accounted for as a pooling-of-interests, and, accordingly, all prior period financial statements and notes thereto have been restated.

  In connection with the acquisition, the Corporation acquired all of the outstanding Common Stock of BCB solely in exchange for the Corporation's Common Stock on the basis of 1.7 shares of the Corporation's Common Stock for each outstanding share of BCB Common Stock.

  At December 31, 1995, BCB had total assets of $76.9 million, cash and cash equivalents of $10.5 million, securities of $16.9 million, net loans of $46.9 million and other assets of $2.6 million. At the same date, BCB had total deposits of $68.8 million, other liabilities of $1.2 million and total shareholder's equity of $6.9 million.

(ii) Other transaction: In July 1995, GFB opened a de novo full service banking office in Totowa, New Jersey.

Business of Corporation's Subsidiaries

BANK SUBSIDIARIES

The Subsidiary banks offer a broad range of lending, depository and related financial services to individual consumers, businesses and governmental units primarily in Bergen and Passaic Counties, New Jersey. Commercial lending services provided by the Subsidiary banks include short and medium term loans, loans secured by real estate and nonresidential properties, revolving lines of credit and mortgage loans. Consumer banking services include various types of deposit accounts, installment loans, mortgage loans, credit card loans and other consumer-oriented services. Great Falls Investment Company, Inc. is a wholly-owned subsidiary of GFB and BCB Investment Company, Inc. is a wholly-owned subsidiary of BCB. The primary business of these subsidiaries is to own and manage the investment portfolios of their respective parent companies.

NONBANK SUBSIDIARY

Great Falls Financial Services, Inc. Is a wholly-owned nonbank subsidiary of the Corporation. Its purpose is to lease financial data processing equipment and software from a third party and sublease same at cost to the Subsidiary Banks. This entity is currently inactive.

Results of Operations

The Corporation earned $2,072 or $1.15 per share in the year ending December 31, 1995 compared to $1,486 or $0.98 per share in 1994 and $1,301 in 1993 or $.87 per share. The earnings reported are after $191, $110 and $111 of amortization expense of intangible assets on a pre-tax basis, for the years ended December 31, 1995, 1994 and 1993, respectively. The Corporation's earnings, as restated to account for the acquisition of BCB, improved 39% in 1995 over 1994 and 14% in 1994 over 1993. Net interest income increased by $3,115 or 40% in 1995 compared to 1994 and $1,435 in 1994 compared to 1993. Total other expenses showed an increase of $3,275 or 54% in 1995 over the prior year and $1,037 in 1994 compared to 1993. The increases in both net interest income and other expenses in 1995 are primarily attributable to the acquisition of Family First and in part to the growth of the Corporation.

The increase in 1994 over 1993 is attributable, in part, to the increase in investments which generated additional dividend and interest income and, in part, to the overall growth of the Corporation. The provision for possible loan losses increased by $242 in 1995 compared to 1994 primarily as a result of the increase in the loan portfolio resulting from the acquisition of Family First. However, in 1994, the provision for loan losses decreased by $306 compared to 1993, primarily due to the improved quality of the loan portfolio. The Corporation's annual interest expense increased by $2,916 in 1995 compared to 1994 is primarily due to the acquisitions completed by the Corporation during 1995 which resulted in an increase in average deposits. The increase in interest expense of $632 in 1994 over 1993 is primarily attributable to the increase in interest on borrowing relative to the interest payable on Redeemable Subordinated Debentures.

Average Balances and Net Interest Income

Net interest income, the primary source of the Corporation's results of operations, is the difference between interest and fees earned on loans and other earning assets, and interest paid on interest-bearing liabilities. Interest earning assets include loans to businesses and individuals, investment securities, interest-bearing deposits with banks and federal funds sold in the inter-bank market. Interest-bearing liabilities include primarily interest-bearing demand savings and time deposits. Net interest income is determined by
(I) the difference between the yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Corporation's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows and general levels of non-performing assets.

The following table sets forth the Corporation's consolidated average balances of assets, liabilities and shareholders' equity as well as the amount of interest expense on related items, and the Corporation's average interest yield for the years ended December 31, 1995 and 1994. The interest yields are shown on a fully taxable basis and assume a 34% tax rate.

Average Balance Sheet, Interest Income and Expense and Average Interest Rates

                                                                  December 31, 1995                        December 31, 1994
                                                          ----------------------------------  ----------------------------------
                                                          Average    Interest      Average    Average    Interest      Average
                                                          Balance   Earned/Paid  Yield/Rate   Balance   Earned/Paid  Yield/Rate
                                                          --------  -----------  -----------  --------  -----------  -----------
ASSETS:
Earning Assets:
  Securities............................................  $ 74,751      $ 4,790        6.41%  $ 52,813      $ 2,693        4.97%
  Due from banks-interest-bearing.......................     1,271           54        4.23%     3,884          158        4.07%
  Federal funds sold....................................    11,178          658        5.89%     4,991          143        4.27%
  Loans /1/.............................................   120,379       11,931        9.91%    92,978        8,408        9.04%
                                                          --------      -------        ----   --------      -------        ----
            Total earning assets........................   207,579       17,433        8.40%   154,666       11,402        7.37%
  Less:  Allowance for possible loan losses.............     2,427           --          --      1,777           --          --
           Unearned income - loans......................       335           --          --        262           --          --
  All other assets......................................    17,368           --          --     10,546           --          --
                                                          --------      -------               --------      -------
            Total Assets................................  $222,185      $17,433               $163,173      $11,402
                                                          ========      =======               ========      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing Liabilities:
  Savings and money market accounts.....................  $ 74,207      $ 1,890        2.55%  $ 63,409      $ 1,388        2.19%
  Time deposits.........................................    75,505        4,037        5.35%    45,458        1,755        3.86%
  Federal funds and short term borrowings...............     2,934          185        6.31%     1,122           53        4.72%
  Long term borrowings..................................     4,969          438        8.82%     4,958          438        8.83%
                                                          --------      -------        ----   --------      -------        ----
            Total interest-bearing liabilities..........   157,615        6,550        4.16%   114,947        3,634        3.16%
Demand deposits.........................................    44,335           --                 32,446           --
Other liabilities.......................................     2,948           --                  1,200           --
Shareholders' equity....................................    17,287           --                 14,580           --
                                                          --------      -------               --------      -------
            Total liabilities and shareholders' equity..  $222,185      $ 6,550               $163,173      $ 3,634
                                                          ========      =======               ========      =======
NET INTEREST INCOME (fully taxable basis)...............                $10,883                             $ 7,768
NET INTEREST MARGIN (fully taxable basis)...............                =======        5.24%                =======        5.02%
                                                                                       ====                                ====

  /1/  Average balance includes non-performing loans.

Net Interest Income

Interest income of $17,433 for the year ended December 31, 1995, represented a $6,031, or 53%, increase over $11,402 reported for the comparable period in 1994. Compared to 1994, interest and fee income on loans during 1995 increased by $3,523 or 42% due to an increase of 29% in average total loans. The average yield on loans increased to 9.91% in 1995 compared to 9.04% in 1994. Interest on securities increased by $2,097, or 78% for the same period. The increase in interest on securities was primarily due to a 42% increase in average investments for the year ended December 31, 1995 over the comparable period in 1994. The average yield on securities increased to 6.41% for the year December 31, 1995 compared to 4.97% for the same period in the prior year. Interest income on federal funds sold and deposits with banks increased by $411 or 1.37% as a result of an increase in average federal funds sold and deposits with banks of $3,574 or 40%. All such increases are primarily attributable to the acquisitions which occurred during 1995 and the overall growth of the Corporation.

In 1994, total interest income increased by $2,067 or 22% compared to 1993. Interest and fee income on loans increased by $1,327 or 19% in 1994 over 1993 primarily due to a combination of increases in both volume and interest rates. Interest on securities increased by $960 or 55% in 1994 compared to 1993
primarily due to the increase in volume of securities.   Interest  income on
federal funds sold and deposits with banks decreased by $214 or 42% compared to 1993 primarily as a result of a decline in volume.

Interest expense for the year ended December 31, 1995 increased by $2,916 or 80% from the level of interest expense for 1994. $2,784 of the total increase in interest expense is related to the increase in interest expense on deposits from 1995 to 1994. The increase in total interest expense is related to the increase in average interest-bearing liabilities of $42,668 due to the acquisitions which occurred in 1995 and the overall growth of the Corporation.

Interest expense for the year ended December 31, 1994 increased by $632 or 21% from the level of interest expense in 1993. Of the total increase, $451 or 71% is related to the increase in interest on borrowings. The majority of such increase is associated directly with the interest payable on Redeemable Subordinated Debentures which the Corporation issued in the fourth quarter of 1993. $181 or 29% of the total increase is related to a combination of increases in volume and interest rates on deposits from 1994 to 1993.

The Corporation's net interest margin, which measures net interest income as a percentage of average earning assets, increased by 22 basis points to 5.24% for the year ended December 31, 1995 compared to 5.02% in 1994.

Rate/Volume Analysis

The following table sets forth the changes in interest income and expenses as they relate to changes in volume and rate for the twelve-month periods ended December 31, 1995 and 1994. Because of numerous simultaneous balance and rate changes during the periods indicated, it is difficult to allocate the changes precisely between balances and rates. For purposes of this table, changes which are not due solely to changes in balances or rates are allocated between such categories based on the average percentage changes in average balances and average rates.

                                                Full Year 1995                 Full Year 1994
                                          Compared to Full Year 1994      Compared to Full Year 1993
                                              Increase (Decrease)            Increase (Decrease)
                                          ---------------------------  -------------------------------------
                                           Volume     Rate      Net    Volume       Rate           Net
                                          --------  --------  -------  -------  ------------  --------------
INTEREST EARNED ON:
  Loans.................................    $2,991   $  532    $3,523  $  986        $  335         $ 1,321
  Securities............................     1,347      750     2,097     791           169             960
  Other Earning Assets..................       268      143       411    (301)           87         (   214)
                                            ------   ------    ------  ------        ------         -------
    Total earning assets................    $4,606   $1,425    $6,031  $1,476        $  591         $ 2,067
                                            ======   ======    ======  ======        ======         =======
INTEREST PAID ON:
  Savings & Money Market................    $  262   $  241    $  503  $  108         ($213)        ($  105)
  Time Deposits.........................     1,507      774     2,281     215            71             286
  Interest on borrowings................       133       (1)      132     430            21             451
                                            ------   ------    ------  ------        ------         -------
    Total interest-bearing Liabilities..    $1,902   $1,014    $2,916  $  753         ($121)        $   632
                                            ======   ======    ======  ======        ======         =======

Other Income

Total Other Income for the year ending December 31, 1995 was $2,177, an increase of $1,322 or 155% compared to 1994. The $1,322 net increase was the result of significant fluctuations in the major components of Other Income. More specifically, fee on merchant credit card processing increased by $502 and service charges on deposits increased by $352. Realized loss or gain on sale of securities available-for-sale during 1995 increased by $293 compared to 1994. The majority of such increases are attributable to the increase in deposits related services during 1995.

Total Other Income for the year ending December 31, 1994 was $855, a net decrease of $483 or 36% compared to 1993. Of the total net decrease in 1994, other commissions and fee income decreased by $319 compared to 1993, primarily due to a decline in activity in sale of mortgage loans coupled with rising interest rates which made it difficult to compete in the secondary market. Realized loss or gains on sale of securities available-for-sale during 1994 declined by $146 as a result of a decline in market rates during early 1994. Service charges and other income showed a moderate increase in 1994 compared to 1993.

Other Expenses

Total other expenses increased by $3,275 or 54% for the year ended December 31, 1995 over the comparable period in 1994. Of this increase, $955 was attributable to salaries and benefits. The increase in salaries and employee benefits is attributable to the acquisition of Family First, hiring of additional employees and general increases in employee benefits. Occupancy and equipment expense, which includes the costs of leasing office and branch space, expenses associated with maintaining these facilities and depreciation of fixed assets, increased by $499 primarily due to the addition of office space and equipment.

During the past two years, the Corporation's results of operations were substantially impacted by the amortization of the "premium" paid by GFB in connection with the purchase of its main office in 1986. Amortization expense totalled $110 and $111 for the years 1995 and 1994, respectively. Amortization of the final intangible assets related to the 1986 acquisition was $110 in 1995. In December 1993, the Corporation incurred costs of $106 relative to the sale of the Debentures and Equity Contracts. These costs are being amortized over 4 years commencing in 1994 at an annual expense of $26. In addition, the acquisition of Family First in early in the second quarter of 1995 resulted in an increase in the amortization expense of $70 in 1995. The Corporation expects amortized expenses relating to the acquisition of Family First to be $108 per year for the next six years.

Other operating expenses totalled $4,091 or 44% of total non-interest  expense
during  1995, an increase of $1,740  or 74%  over 1994.   Of  the total
increase, $138, $170 and $668 are attributable to the increase in computer services, regulatory, professional and other fees and all other expenses, respectively, compared to 1994. Those increases were primarily due to the acquisition of Family First and the Corporation's overall growth. Office expense and other real estate operating expense for 1995 increased by $123 and $259, respectively, compared to 1994, as a direct result of the acquisition of Family First. Merchant credit card expense increased by $562 in 1995 over 1994 due to increased merchant processing activity assumed by the subsidiary bank. Advertising expense and FDIC insurance assessment decreased by $82 and $98, respectively, when compared to 1994.

Total other expenses increased by $1,037 or 20% for the year ended December 31, 1994 over the comparable period in 1993. Of this increase, $408 was attributable to salaries and benefits, primarily due to the increased hiring of additional personnel, coupled with a general increase in employee benefit expense. Occupancy and equipment expense includes cost of leasing office and branch space, expenses associated with maintaining facilities and fixed asset depreciation. Other operating expenses increased by $418 in 1994 compared to 1993. Of the total increase, $93, $126 and $85, are related to increases in advertising, regulatory, professional and other fees and general office expenses, respectively, compared to 1993 primarily due to the overall growth of the Subsidiary Banks' operations. Computer services, other real estate, operating expenses and merchant credit card expense increased from 1993 to 1994 by $30, $49 and $54, respectively, coupled with a moderate decline in all other expenses.


Federal Income Taxes

The Corporation recorded a current Federal income tax provision of $872, $796 and $645 for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in Federal income tax provision is attributable to increased earnings for the comparable years.


Financial Condition

At December 31, 1995, the Corporation's total assets were $253,045, an increase of $84,742 or 50% over the amount reported at December 31, 1994. Cash and non-interest bearing due from banks and federal funds sold increased by $5,044 or 78% and $15,950 or 982%, respectively, as of December 31, 1995 compared to December 31, 1994. All such increases are directly related to the acquisition of Family First coupled with the growth in total deposits.

Securities

Securities totalled $83,986 at December 31, 1995, an increase of $25,025 or 42% over the amount reported at December 31, 1994. The increase is primarily due to the acquisition of Family First. The following tables present the composition of the securities portfolio along with the book and market values of those components at December 31, 1995 and 1994.



                                                                      December 31
                                          --------------------------------------------------------------------
                                                        1995                               1994
                                          ---------------------------------  ---------------------------------
AVAILABLE-FOR-SALE                        Amortized Cost  Fair Market Value  Amortized Cost  Fair Market Value
                                          --------------  -----------------  --------------  -----------------
U.S. Treasury securities................         $30,405            $30,759         $23,935            $23,299
U.S. Government and sponsored agencies..          13,984             14,569               -                  -
State & political subdivisions..........             101                101             250                250
Other debt and equity securities........           2,423              2,406           2,069              1,854
                                                 -------            -------         -------            -------
     Total Available-for-sale...........         $46,913            $47,835         $26,254            $25,403
                                                 -------            -------         -------            -------

HELD-TO-MATURITY
U.S. Treasury securities................         $18,950            $19,156         $23,825            $23,344
U.S. Government and sponsored agencies..          16,588             16,290           8,940              8,738
State and political subdivisions........             613                615             424                420
Other debt and equity securities........               -                  -             369                359
                                                 -------            -------         -------            -------
     Total Held-to-maturity.............         $36,151            $36,061         $33,558            $32,861
                                                 -------            -------         -------            -------
      Total securities..................         $83,064            $83,896         $59,812            $58,264
                                                 =======            =======         =======            =======


During 1995, the Corporation realized net gains of $209 compared to net losses of $84 in 1994. The gains were realized through the sale of $16,619 of securities from its available-for-sale portfolio. Included in shareholders' equity at December 31, 1995, is an unrealized holding net gain on available-for-sale securities, net of income taxes, in the amount of $553. The Corporation has no securities held for trading purposes.

In the fourth quarter of 1995, the Financial Accounting Standards Board allowed a one-time reassessment of the SFAS No. 115 classification of all securities currently held. The Corporation took the opportunity and reclassified $6,192 in U.S. Treasury securities from held-to-maturity to available-for-sale. In connection with this reclassification, net unrealized gains of $18 were recorded on available-for-sale securities.

The following table provides information concerning the available-for-sale and held-to-maturity portions of the Corporation's securities portfolio held on December 31, 1995:



                                                                        December 31, 1995
                                      -------------------------------------------------------------------------------------
                                      Due within One Year  Due One to Five Years  Due Five to Ten Years        Total
                                      -------------------  ---------------------  ---------------------  ------------------
                                                   Fair                   Fair                   Fair                Fair
                                      Amortized   Market    Amortized    Market    Amortized    Market   Amortized  Market
                                         Cost      Value      Cost       Value       Cost       Value      Cost      Value
                                      ----------  -------  -----------  --------  -----------  --------  ---------  -------
AVAILABLE-FOR-SALE:
  U.S. Treasury securities..........     $16,041  $16,124      $14,364   $14,635       $    -    $    -    $30,405  $30,759
  U.S. Government agencies..........         490      592        9,285     9,793        4,209     4,184     13,984   14,569
  State and political subdivisions..           -        -          101       101            -         -        101      101
  Other debt and equity securities..       2,423    2,406            -         -            -         -      2,423    2,406
                                         -------  -------      -------   -------       ------    ------    -------  -------
    Total Available-for-sale........      18,954   19,122       23,750    24,529        4,209     4,184     46,913   47,835
HELD-TO-MATURITY:
  U.S. Treasury securities..........       8,900    8,961       10,050    10,195            -         -     18,950   19,156
  U.S. Government agencies..........       3,086    3,115        9,227     9,157        4,275     4,018     16,588   16,290
  State and political subdivisions..         486      486          127       129            -         -        613      615
  Other debt and equity securities..           -        -            -         -            -         -          -        -
                                         -------  -------      -------   -------       ------    ------    -------  -------
    Total Held-to-maturity..........      12,472   12,562       19,404    19,481        4,275     4,018     36,151   36,061
                                         -------  -------      -------   -------       ------    ------    -------  -------
      Total securities..............     $31,426  $31,684      $43,154   $44,010       $8,484    $8,202    $83,064  $83,896
                                         =======  =======      =======   =======       ======    ======    =======  =======

Maturity Schedule - Securities

The following tables show the average yields, book values and market values of the Corporation's securities by maturity for the years ended December 31, 1995 and 1994.


                                                  December 31
                      --------------------------------------------------------------------
                                    1995                                    1994
                      ---------------------------------  ---------------------------------
AVAILABLE-FOR-SALE    Average   Amortized      Fair      Average   Amortized      Fair
                       Yield      Cost     Market Value   Yield      Cost     Market Value
                      --------  ---------  ------------  --------  ---------  ------------
Due 0-1 Years.......     6.10%    $16,531       $16,716     4.41%    $ 3,249       $ 3,168
Due 1-5 Years.......     6.32%     23,750        24,529     6.11%     20,936        20,381
Due 5-10 Years......     6.32%      4,209         4,184        -           -             -
Equity Securities...      N/A       2,423         2,406      N/A       2,069         1,854
                                  -------       -------              -------       -------
                                  $46,913       $47,835              $26,254       $25,403
                                  =======       =======              =======       =======


                                                  December 31
                      --------------------------------------------------------------------
                                    1995                               1994
                      ---------------------------------  ---------------------------------
HELD-TO-MATURITY      Average   Amortized          Fair  Average   Amortized          Fair
                        Yield        Cost  Market Value    Yield        Cost  Market Value
                      --------  ---------  ------------- -------   ---------  -------------
Due 0-1 Years.......     4.99%    $12,472       $12,562     4.19%    $ 8,151       $ 8,108
Due 1-5 Years.......     5.49%     19,404        19,481     5.73%     25,238        24,584
Due 5-10 Years......     5.39%      4,275         4,018        -           -             -
Equity Securities...      N/A           -             -      N/A         169           169
                                  -------       -------              -------       -------
                                   36,151        36,061               33,558        32,861
 Total Securities...              -------       -------              -------       -------
                                  $83,064       $83,896              $59,812       $58,264
                                  =======       =======              =======       =======

Loan Portfolio

The Corporation's gross loan portfolio at December 31, 1995 totalled $131,742, an increase of $35,078 or 36% compared to the amount reported at December 31, 1994. Such increase was primarily due to the acquisition of Family First coupled with increased loan demand. The following table summarizes the components of the loan portfolio as of December 31, 1995 and 1994.

                                                                 December 31
                                                              -----------------
                                                                1995     1994
                                                              --------  -------
Loans secured by one to four family residential properties..  $ 43,328  $26,925
Loans secured by nonresidential properties..................    51,133   41,891
Loans to individuals........................................     8,661    6,688
Loans to depository institutions............................     4,600      600
Commercial loans............................................    14,823   10,320
Construction loans..........................................     4,292    4,754
Other loans.................................................     4,905    5,486
                                                              --------  -------
     Total Gross Loans......................................  $131,742  $96,664
                                                              ========  =======

The following tables set forth the contractual maturity and interest rate sensitivity of components of the loan portfolio at December 31, 1995 and 1994. Demand loans, having no stated schedule of repayment and no stated maturity, and overdrafts are reported as due in one year or less.

                                                     December 31, 1995
                                            ------------------------------------
                                             Within     1 - 5   Over 5
LOANS WITH PREDETERMINED INTEREST RATES:     1 year     Years    Years     Total
                                            -------   -------   ------  --------
  Commercial..............................  $13,707   $20,299   $2,174  $ 36,180
  Loans to depository institutions........    4,000         -        -     4,000
  Real estate mortgage....................    2,038    19,180    7,016    28,234
  Consumer................................    4,414     2,716      722     7,852
                                            -------   -------   ------  --------
                                             24,159    42,195    9,912    76,266
LOANS WITH FLOATING INTEREST RATES:

  Commercial..............................   29,850         -        -    29,850
  Loans to depository institutions........      600         -        -       600
  Real estate construction................    3,848         -        -     3,848
  Lease financing.........................        -       902        -         -
  Real estate mortgage....................   13,243         -        -    14,145
  Consumer................................    7,033         -        -     7,033
                                            -------   -------   ------  --------
                                             54,574       902        -    55,476
             Total Loans..................  -------   -------   ------  --------
                                            $78,733   $43,097   $9,912  $131,742
                                            =======   =======   ======  ========

                                                     December 31, 1994
                                            ------------------------------------
                                             Within     1 - 5   Over 5
LOANS WITH PREDETERMINED INTEREST RATES:     1 year     Years    Years     Total
                                            -------   -------   ------  --------
  Commercial..............................  $ 9,335   $16,438   $  267  $ 26,040
  Real estate construction................       23    15,175    2,250    17,448
  Real estate mortgage....................    3,815       514      432     4,761
  Consumer................................    3,387     2,056      411     5,854
                                            -------   -------   ------  --------
                                             16,560    34,183    3,360    54,103
LOANS WITH FLOATING INTEREST RATES:

  Commercial..............................   26,210       393        -    26,603
  Loans to depository institutions........      600         -        -       600
  Real estate construction................    4,572         -        -     4,572
  Lease financing.........................    3,234       647        -     3,881
  Consumer................................    6,905         -        -     6,905
                                            -------   -------   ------  --------
                                             41,521     1,040        -    42,561
               Total Loans................  -------   -------   ------  --------
                                            $58,081   $35,223   $3,360  $ 96,664
                                            =======   =======   ======  ========



At the dates indicated in the foregoing loan tables, no loans were concentrated within a single industry or group of related industries and the Corporation had no foreign loans.


Asset Quality

Various degrees of risk are associated with substantially all investing activities. The lending function, however, carries the greatest risk of loss. The Corporation seeks to manage credit risk through diversification of the loan portfolio and the application of policies and procedures designed to foster sound underwriting and credit monitoring practices. The senior lending officer of each Subsidiary Bank is charged with monitoring asset quality, establishing credit policies and procedures and seeking consistent application of these
procedures.   Non-performing assets include loans past due, nonaccrual,
renegotiated and other real estate. Since lending is concentrated within the local market area, non-performing loans were also made primarily to customers operating in the area. The degree of risk inherent in all lending activities is influenced heavily by general economic conditions in the immediate market area. Among the factors which tend to affect portfolio risks are changes in local or regional real estate values, income levels and energy prices. These factors coupled with high unemployment levels and tax rates, as well as governmental actions and weakened market conditions which reduce the demand for credit among qualified borrowers, are also important determinants of the risk inherent in lending. Although economic conditions in the Corporation's market area have shown signs of improvement over the past year, they continue to remain unstable. Real estate values in the area are giving indication of leveling off, and in some cases have shown an upward movement. Management is continuing to respond to the changing market conditions and to meet the needs of borrowers, while maintaining the integrity of the loan portfolio.

PAST DUE, NON-ACCRUING AND RENEGOTIATED LOANS. It is the Corporation's policy to review monthly all loans which are past due as to principal or interest. The accrual of interest income on loans is discontinued when it is determined that such loans are either doubtful of collection or are involved in a protracted collection process. The current year's uncollected interest is reversed on such non-accrual loans. Management has also restructured the terms of certain loans to accommodate changes in the financial condition of borrowers. A typical concession would be a reduction in the currently payable interest rate to one which is lower than the current market rate for new debt with similar risks; interest foregone would be deferred until maturity. The following table summarizes the composition of the Corporation's non-performing assets and related asset quality ratios as of the dates indicated.

                                                      At December 31
                                                     -----------------
                                                       1995     1994
                                                     --------  -------
Non-accruing loans.................................  $ 1,422   $1,499
Renegotiated loans.................................      517      526
                                                     -------   ------
     Total non-performing loans....................    1,939    2,025
Loans past due 90 days and accruing................    1,125       10
Other real estate..................................    2,070    1,184
                                                     -------   ------
     Total non-performing assets...................  $ 5,134   $3,219
                                                     =======   ======
Non-performing loans to total gross loans..........     1.47%    2.09%
Non-performing assets to total gross loans.........     3.90%    3.33%
Non-performing assets to total assets..............     2.03%    1.91%
Allowance for loan losses to non-performing loans..   120.27%   90.07%

Of the total non-performing loans at December 31, 1995 shown in the above table, $1,641 were secured by real estate or other collateral. The $1,915 or 37% increase in non-performing assets at December 31, 1995 compared to the same period in 1994 is primarily the result of the loan portfolio associated with the acquisition of Family First, while the increase in the percentage of the allowance for loan losses to total non-performing loans of about 30% is primarily the result of additional allowance in connection with their portfolio. If the non-performing loans in 1995 had continued to pay interest, interest income during 1995 would have increased by $135. If non-accruing loans in 1994 had continued to pay interest, interest income during 1994 would have increased by $163.

POTENTIAL PROBLEM LOANS. As part of the loan review process, management routinely identifies performing loans where there is a doubt as to whether the borrowers will comply with the original loan repayment terms and thus allocates specific reserves against them. At December 31, 1995, such loans totaled $5,368 million with an allowance of $1,002 specifically allocated to them. Due to strong collateral coverage, management believes the future risk of loan losses from such loans to be slight.

FOREIGN LOANS. The Corporation has no foreign loans or any other foreign exposure.

LOAN CONCENTRATION. The Subsidiary Banks grant various commercial and consumer loans, primarily within the State of New Jersey. Although the Subsidiary Banks have diversified loan portfolios, a substantial portion of the ability of their borrowers to honor their loan payment obligations in a timely fashion is dependent on the success of the real estate industry.

Allowance for Possible Loan Losses

At December 31, 1995, the allowance for possible loan losses was $2,332, as compared to $1,824 at December 31, 1994. The allowance for possible loan losses is increased periodically through charges to earnings in the form of a provision for possible loan losses. Additionally, during 1995, the allowance was further strengthened through the transfer of $1,039 in allowance for possible loan losses related to the acquisition of Family First. Loans that are deemed uncollectible are charged against the allowance and any recoveries of such loans are credited to it. Of the $1,035 charged-off during 1995, $391 were loans related to Family First. It is management's belief that, although future charge-offs will result from Family First's portfolio, there are adequate reserves allotted. The level of the allowance is based on the ongoing evaluation by management of the respective Subsidiary Banks of potential losses in the loan portfolio. Such evaluation includes consideration of the current financial status and credit standing of borrowers, prior loss experiences, results of periodic regulatory examinations, comments and recommendations of the Corporation's independent accountants, and management's judgment as to prevailing and anticipated real estate values and other economic conditions in the Subsidiary Banks market areas. Since future events that may affect these financial conditions are unpredictable, there is uncertainty as to the final outcome of the Subsidiary Banks loans and non-performing assets.

The following table represents transactions affecting the allowance for possible loan losses for the years ended December 31, 1995 and 1994.

                                                                                              Year Ended December 31
                                                                                             ------------------------
                                                                                                1995         1994
                                                                                             -----------  -----------
Balance-beginning of year..................................................................     $ 1,824       $1,771
Charge-offs:
  Commercial, financial and agricultural...................................................        (589)        (164)
  Real estate - mortgage...................................................................        (364)         (57)
  Installment loans to individuals.........................................................         (82)         (43)
                                                                                                -------       ------
                                                                                                 (1,035)        (264)
                                                                                                -------       ------
Recoveries:
  Commercial, financial and agricultural...................................................          87          100
  Installment loans to individuals.........................................................           3           45
                                                                                                -------       ------
                                                                                                     90          145
                                                                                                -------       ------
Net charge-offs............................................................................        (945)        (119)
Provision for possible loan losses.........................................................         414          172
Adjustment (allowance for loan losses acquired from Family First)..........................       1,039            -
                                                                                                -------       ------
Balance-end of year........................................................................     $ 2,332       $1,824
                                                                                                =======       ======
Ratio of net charge-offs during the period to average loans outstanding during the period..         .79%         .13%


Allocation of the Allowance for Loan Losses

The following table sets forth the allocation of the allowance for loan losses by loan category amounts, the percent of loans in each category to total loans in the allowance, and the percent of loans in each category to total loans, for each of the periods indicated.

                                                                  December 31
                                          ------------------------------------------------------------
                                                      1995                               1994
                                          -----------------------------          ---------------------
                                                             % of Loans                     % of Loans
                                                    % of      to Total             % of      to Total
BALANCE AT END OF PERIOD ALLOCABLE TO:    Amount  Allowance    Loans     Amount  Allowance    Loans
                                          ------  ---------  ----------  ------  ---------  ----------
Commercial..............................  $1,256         54          35  $  876         48          34
Real estate-construction................       -          -           3       -          -           2
Real estate-mortgage....................     662         28          48     457         25          46
Installment loans to individuals........     296         13          14     215         12          18
Unallocated reserves....................     118          5           -     276         15           -
                                          ------        ---         ---  ------        ---         ---
  Total allowance for loan losses.......  $2,332        100         100  $1,824        100         100
                                          ======        ===         ===  ======        ===         ===


Other Real Estate

As of December 31, 1995, other real estate totalled $2,070, an increase of $886 or 75% compared to December 31, 1994, primarily due to the transfer of $1,052 of foreclosed properties acquired through the acquisition of Family First. Since acquisition, properties totaling $364 have been sold, or further written down to current net market values. The $2,070 includes collateral acquired through foreclosure of loans, stated at the lower of the loan value or fair market value, less estimated costs to sell. Management is actively seeking repayment through sale of the underlying collateral.

Deposits

Total deposits at December 31, 1995 were $222,766, an increase of $78,477 or 54% over the amount reported at December 31, 1994. Of the total increase, $49,600 in deposits were  assumed in the acquisition of Family First.  The  remaining
portion of the increase is due to the growth of the Corporation.   The following
table summarizes the components of deposit liabilities as of December 31, 1995 and 1994.

                            At December 31
                          ------------------
                            1995      1994
                          --------  --------
Demand
  Non-interest bearing..  $ 46,332  $ 32,426
  Interest bearing......    59,141    43,758
Savings.................    26,030    20,451
Time....................    91,263    47,654
                          --------  --------
                          $222,766  $144,289
                          ========  ========

Listed below is a summary of time certificates of deposit $100,000 and over categorized by time remaining to maturity at December 31, 1995 and 1994.

                                            At December 31
                                           ----------------
                                            1995     1994
                                           -------  -------
Three months or less.....................  $16,633  $ 8,734
Over three months through twelve months..    7,977    2,485
Over twelve months.......................    1,486      950
                                           -------  -------
                                           $26,096  $12,169
                                           =======  =======

Subordinated Debentures and Equity Contracts

In December 1993, the Corporation raised $5,000,000 by issuing Redeemable Subordinated Debentures ("Debentures") (unsecured debt obligation of the Corporation) due November 1, 1998 at an interest rate of 8.5% payable quarterly. In addition, the Corporation issued Cancellable Mandatory Stock Purchase Contracts ("Equity Contracts") to purchase $5,000,000 of the Corporation's common stock at a predetermined price of $10.74 (as adjusted for stock dividends) per share to be exercised no later than November 1, 1997. The Corporation has reserved 465,549 shares of its common stock for future issuance pursuant to the outstanding Equity Contracts.


Interest Rate Sensitivity

The following table summarizes, as of December 31, 1995, the repricing of interest-earning assets and interest-bearing liabilities in accordance with their contractual terms in given time periods.

                                                                Due between    Due between
                                                  Due within    91 Days and   One Year and    Due after     Non-Interest
                                                   90 Days       One Year      Five Years     Five Years      Bearing        Total
                                                 ------------  -------------  -------------  ------------  --------------  ---------

ASSETS
  Securities...................................    $ 15,176       $ 26,999         $38,655      $ 3,156        $      -     $ 83,986

  Federal funds sold and deposits with banks...      18,433              -             290            -               -       18,723

  Total loans..................................      63,566         16,750          43,890        6,246           1,290      131,742

  Non-interest earning assets..................           -              -               -            -          18,594       18,594

                                                   --------       --------         -------      -------        --------     --------

            Total Assets.......................    $ 97,175       $ 43,749         $82,835      $ 9,402        $ 19,884     $253,045

                                                   ========       ========         =======      =======        ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits.....................................    $107,909       $ 44,820         $23,718            -        $ 46,319     $222,766

  Other liabilities............................       2,758              -               -        4,976           2,950       10,684

  Shareholders' equity.........................           -              -               -            -          19,595       19,595

                                                   --------       --------         -------      -------        --------     --------

            Total Liabilities and                  $110,667       $ 44,820         $23,718      $ 4,976        $ 68,864     $253,045

             Shareholders' Equity..............    ========       ========         =======      =======        ========     ========

Interest rate sensitivity gap..................     (13,492)        (1,071)         59,117        4,426         (48,980)
Interest rate sensitivity gap as a percentage         (5.33%)         (.42%)         23.36%       (1.75%)        (19.36%)
 of total assets...............................
Cumulative interest rate sensitivity gap.......     (13,492)       (14,563)         44,554       48,980
Cumulative interest rate sensitivity gap as a
 percentage                                           (5.33%)        (5.76%)         17.61%       19.36%
  of total assets..............................

Certain shortcomings are inherent in the method of analysis presented in the preceding table. While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap itself does not present a complete picture of interest rate sensitivity. For one, changes in general interest rates do not affect all categories of assets and liabilities equally or simultaneously. Secondly, certain assets and liabilities in the similar maturities or repricing intervals may react differently to changes in interest rates. For instance, interest rates on loans tied to prime rate may be affected immediately in a particular time interval whereas interest rates payable on the deposits in the same interval may lag behind. Finally, management has made certain assumptions in constructing the gap table which may be true of the peer group as well. One of the most significant assumptions is the classification of certain business loans, home equity lines of credit and credit card loans into the due within 90 days interval based on the contractual maturity or repricing opportunity. Similarly, money market, savings and NOW account deposits, which have no contractual maturity, are placed into the due within 90 days interval. Management can influence the actual repricing of these deposits independent of the gap assumption.

The Corporation's requirements for an acceptable gap position under the guidelines appearing in its asset/liability management policy are 10% to (25)% at both six-month and one-year intervals. At December 31, 1995, the cumulative gap at the 91-days to one-year interval was (14.6)%, which was within the requirements of the asset/liability management policy. Despite the negative gap profile for such interval shown in the above table at December 31, 1995, the increasing interest rate environment which occurred during early 1995 was favorable to the Corporation's earnings because the Corporation's interest earning assets repriced more quickly than its interest bearing liabilities, a factor which outweighed the negative gap position for such interval during 1995.

The Corporation primarily uses various simulation techniques to project future net interest income, balance sheet mix and the spread relationship between market rates and bank products under different interest rate scenarios. In reviewing the simulation results at December 31, 1995, in a reinvest strategy, interest rate increases or decreases of 300 basis points over a 12-month period would not have a significant impact on either the Corporation's net interest income or its liquidity.


Return on Equity and Assets

The following table shows the Corporation's returns on average total assets, returns on average equity, and the ratios of average equity to average total assets for the years ended December 31, 1995 and 1994.

                                                    Year Ended December 31
                                                   ------------------------
                                                      1995         1994
                                                   -----------  -----------
Return on average total assets...................         .93%         .91%
Return on average equity.........................       11.99%       10.19%
Ratio of average equity to average total assets..        7.78%        8.94%


Liquidity

The Corporation actively manages its liquidity under the direction of the Bank's Asset/Liability Management Committee. During the last two years the Corporation has been highly liquid and its liquid funds are more than sufficient to meet future loan demand or the possible outflow of deposits in addition to being able to adapt to changing interest rate conditions. Management expects that this high liquidity trend will continue until such time that overall economic conditions improve and loan demand rises.

Sources of liquidity at December 31, 1995 totalled $114,180 or 45% of total assets, consisting of securities of $83,986 and $30,194 in cash and cash equivalents and interest-bearing due from banks. By comparison, total liquidity sources were $68,032 or 40% of total assets at December 31, 1994, consisting of investment securities in the amount of $58,961 and cash and cash equivalents and interest-bearing due from banks in the amount of $9,071.


Capital Resources

The Corporation's primary regulator, the Federal Reserve Board (which regulates bank holding companies), has issued guidelines classifying and defining bank holding company capital into the following components: (1) Tier I Capital, which includes tangible shareholders' equity for common stock and certain qualifying perpetual preferred stock, and (2) Tier II Capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock that does not qualify as Tier I Capital. The risk-based capital guidelines require financial institutions to maintain specific defined credit risk factors (risk-adjusted assets). As of December 31, 1995, the Tier I and the combined Tier I and Tier II capital ratios required by the Federal Reserve Board were 4.0% and 8.0%, respectively.

In addition to the risk-based guidelines discussed above, the Federal Reserve Board requires that a bank holding company which meets that regulator's highest performance and operating standards maintain a minimum leverage ratio (Tier 1 capital as a percentage of tangible assets) of 3%. For those bank holding companies anticipating significant growth, the minimum leverage ratio will be increased. Minimum leverage ratios for each entity will be evaluated through the ongoing regulatory examination process. Regulations have also been issued by the Subsidiary Banks' primary regulator, the Federal Deposit Insurance Corporation, establishing similar risk-based and leverage capital ratios which apply to each bank as a separate entity.

The following tables present the risk-based capital ratios for GFB, BCB and the Corporation, respectively, as of December 31, 1995 and 1994.

                              Great Falls Bank    Bergen Commercial Bank    Great Falls Bancorp
                                December 31            December 31              December 31
                             ------------------  ------------------------  ---------------------
                               1995      1994       1995         1994         1995       1994
                             --------  --------  -----------  -----------  ----------  ---------
Tier I and Tier II.........    14.71%    15.95%       13.68%       11.01%      16.77%     19.30%
Tier I Core Capital Ratio..     6.79%     7.86%       12.66%       10.30%       7.27%      9.06%
Tier I Leverage Ratio......     7.90%     8.14%        9.11%       10.06%       8.28%      8.34%


Impact of Inflation and Changing Prices

The Corporation's consolidated financial statements and notes thereto presented in this annual report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Unlike most industrial companies, nearly all of the Corporation's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



 To the Shareholders and Board of Directors of Great Falls Bancorp:


 We have audited the accompanying consolidated statements of condition of Great Falls Bancorp (a New Jersey corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Falls Bancorp and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

 As discussed in Note 2 to the consolidated financial statements, effective January 1, 1994, the Corporation changed its method of accounting for debt and equity securities.

 ARTHUR ANDERSEN LLP.





 Roseland, New Jersey
 January 16, 1996