Form 10KSB, Exhibit 13
period 1995-12-31
GREAT FALLS BANCORP
filed 1996-03-29
CIK 773845

                                                                    EXHIBIT 13.2

 GREAT FALLS BANCORP AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CONDITION
 DECEMBER 31, 1995 and 1994 (in thousands, except share data)




ASSETS                                                                                            1995      1994
                                                                                                --------  ---------
CASH AND DUE FROM BANKS - Non-interest-bearing................................................  $ 11,471  $  6,427
FEDERAL FUNDS SOLD............................................................................    17,575     1,625
                                                                                                --------  --------
                    Total cash and cash equivalents...........................................    29,046     8,052
                                                                                                --------  --------
DUE FROM BANKS - Interest-bearing.............................................................     1,148     1,019
SECURITIES (Note 4):                                                                            --------  --------
  Available-for-sale, at fair value...........................................................
  Held-to-maturity, at amortized cost (aggregate fair values of                                   47,835    25,403
    $36,061 and $32,861 in 1995 and 1994, respectively).......................................
                                                                                                  36,151    33,558
                                                                                                --------  --------
                                                                                                  83,986    58,961
LOANS (Notes 5 and 6).........................................................................   131,742    96,664
  Less - Allowance for possible loan losses...................................................     2,332     1,824
           Unearned income....................................................................       303       290
                                                                                                --------  --------
                    Net loans.................................................................   129,107    94,550
                                                                                                --------  --------
PREMISES AND EQUIPMENT, net (Note 7)..........................................................     3,082     1,524
                                                                                                --------  --------
OTHER REAL ESTATE.............................................................................     2,070     1,184
                                                                                                --------  --------
ACCRUED INTEREST RECEIVABLE...................................................................     1,977     1,496
                                                                                                --------  --------
INTANGIBLE AND OTHER ASSETS (Note 2)..........................................................     2,629     1,517
                                                                                                --------  --------
                    Total assets..............................................................  $253,045  $168,303
                                                                                                ========  ========

   LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS:
   Demand:
     Non-interest-bearing.....................................................................  $ 46,332  $ 32,426
     Interest-bearing.........................................................................    59,141    43,758
   Savings....................................................................................    26,030    20,451
   Time (includes deposits $100 and over of $26,096 in 1995 and $12,169 in 1994)..............    91,263    47,654
                                                                                                --------  --------
                    Total deposits............................................................   222,766   144,289
ACCRUED INTEREST AND OTHER LIABILITIES........................................................     2,952     1,390
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE................................................     2,756     2,700
REDEEMABLE SUBORDINATED DEBENTURES (Note 10)..................................................     4,976     4,963
                                                                                                --------  --------
                    Total Liabilities.........................................................   233,450   153,342
                                                                                                --------  --------
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS' EQUITY (Note 9):
  Preferred stock, without par value: 1,000,000 shares authorized, none outstanding...........         -         -
  Common Stock, par value $1 per share: 4,000,000 shares authorized, 1,709,451 and 1,444,736
    shares outstanding in 1995 and 1994, respectively.........................................     1,709     1,443
  Additional paid-in capital..................................................................    15,231    12,209
  Retained earnings...........................................................................     2,102     1,843
  Unrealized holding gain (loss) on securities available-for-sale, net of income taxes........       553      (534)
                                                                                                --------  --------
                    Total shareholders' equity................................................    19,595    14,961
                                                                                                --------  --------
                    Total liabilities and shareholders' equity................................
                                                                                                $253,045  $168,303
                                                                                                ========  ========




The accompanying notes to consolidated financial statements are an integral part of these statements

                      GREAT FALLS BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 1995, 1994 and 1993 (in thousands, except per share data)
                                                                                      1995     1994     1993
                                                                                    --------  -------  ------
INTEREST INCOME:
    Interest on loans, including fees...................................             $11,931  $ 8,408  $7,087
    Interest on securities..............................................               4,790    2,693   1,733
    Interest on Federal Funds sold and deposits with banks..............                 712      301     515
                                                                                     -------  -------  ------
                    Total interest income...............................              17,433   11,402   9,335
INTEREST EXPENSE:                                                                    -------  -------  ------
     Interest on deposits...............................................
     Interest on borrowings.............................................               5,927    3,143   2,962
                                                                                         623      491      40
                    Total interest expense..............................             -------  -------  ------
                                                                                       6,550    3,634   3,002
                    Net interest income.................................             -------  -------  ------
                                                                                      10,883    7,768   6,333
                                                                                              -------
PROVISION FOR POSSIBLE LOAN LOSSES (Note 6).............................                 414      172     478
                    Net interest income after provision                              -------  -------  ------
                      for possible loan losses..........................
                                                                                      10,469    7,596   5,855
                                                                                     -------  -------  ------
OTHER INCOME (Note 15)..................................................               2,177      855   1,338
                                                                                     -------  -------  ------
OTHER EXPENSES:
   Salaries and employee benefits.......................................               3,700    2,745   2,337
   Occupancy and equipment..............................................               1,418      919     708
   Amortization of intangible assets and organizational costs...........                 191      110     111
   Other operating expenses (Note 16)...................................               4,091    2,351   1,932
                                                                                     -------  -------  ------
                    Total other expenses................................               9,400    6,125   5,088
                                                                                     -------  -------  ------
                    Income before income taxes..........................               3,246    2,326   2,105
PROVISION FOR INCOME TAXES (Note 8).....................................               1,174      840     804
                                                                                     -------  -------  ------
                    Net Income..........................................             $ 2,072  $ 1,486  $1,301
                                                                                     =======  =======  ======
WEIGHTED AVERAGE SHARES OUTSTANDING.....................................               1,877    1,513   1,501
                                                                                     =======  =======  ======
NET INCOME PER SHARE (Note 2)...........................................        *   $   1.15     $.98    $.87
                                                                                              =======  ======

 * In 1995, EPS includes the dilutive effect of stock purchase contracts (see
 Note 10) and stock options which were either anti-dilutive or not significant in the prior years presented.


 GREAT FALLS BANCORP AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
 For the Years Ended December 31, 1995, 1994 and 1993 (in thousands, except per share amounts)

                                                                                       Unrealized
                                                                                        Holding
                                                                                      Gain(Loss)
                                                              Additional             on Securities       Total
                                                     Common    Paid-in    Retained     Available-    Shareholders'
                                                      Stock    Capital    Earnings     -for-Sale         Equity
                                                     -------  ----------  ---------  --------------  --------------

BALANCE, December 31, 1992.........................   $1,227     $10,154   $ 1,546          $    -         $12,927
  Net Income - 1993................................        -           -     1,301               -           1,301
  10% stock dividend...............................      122       1,081    (1,210)              -              (7)
  Cash dividend....................................        -           -      (194)              -            (194)
  Exercise of stock options........................       10          69         -               -              79
  Proceeds from issuance of mandatory stock
     purchase contracts............................        -          50         -               -              50
                                                      ------     -------   -------          ------         -------
BALANCE, December 31, 1993.........................    1,359      11,354     1,443               -          14,156
  Net Income - 1994................................        -           -     1,486               -           1,486
  10% stock dividend...............................       72         766      (841)              -              (3)
  Cash dividend....................................        -           -      (245)              -            (245)
  Exercise of stock options........................       12          89         -               -             101
  Unrealized holding gain(loss) on securities
     available-for-sale, net of income taxes.......        -           -         -            (534)           (534)
                                                      ------     -------   -------          ------         -------
BALANCE, December 31, 1994.........................
  Net Income - 1995................................    1,443      12,209     1,843            (534)         14,961
  Stock issued in connection with acquisition of           -           -     2,072               -           2,072
       Family First Federal Savings Bank (Note 3)..
  10% stock dividend...............................      157       1,645         -               -           1,802
  Exercise of stock options........................      100       1,293    (1,398)              -              (5)
  Cash dividend....................................        9          84         -               -              93
  Change in unrealized holding gain(loss) on               -           -      (415)              -            (415)
       securities available-for-sale,
       net of income taxes.........................
                                                           -           -         -           1,087           1,087
BALANCE, December 31, 1995.........................   ------     -------   -------          ------         -------

                                                      $1,709     $15,231   $ 2,102          $  553         $19,595
                                                      ======     =======   =======          ======         =======



The accompanying notes to consolidated financial statements are an integral part of these statements

                      GREAT FALLS BANCORP AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the Years Ended December 31, 1995, 1994 and 1993 (in thousands)


                                                                                 1995       1994       1993
                                                                               ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income..................................................................  $  2,072   $  1,486   $  1,301
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization.............................................       626        449        327
   Accretion of discount on securities, net..................................       (69)       (19)        (7)
   Accretion of discount on debentures.......................................        13         13          -
   Realization of discount on securities sold................................        21         22          7
   Loss (gain) on sale of securities, net....................................      (209)        84        (62)
   Provision for possible loan losses........................................       375        172        478
   Deferred income tax provision (benefit)...................................       135        (65)        13
   (Increase) decrease in accrued interest receivable........................      (481)      (533)       (90)
   (Increase) decrease in other assets.......................................    (1,998)      (170)      (217)
   Increase (decrease) in accrued interest and other liabilities.............     1,560        466       (188)
                                                                               --------   --------   --------
                     Net cash provided by operating activities...............     2,045      1,905      1,562
                                                                               --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Available-for-sale securities -
     Purchases...............................................................   (18,670)   (24,694)    (4,596)
     Sales...................................................................    16,619     13,061      8,339
     Maturities..............................................................     2,550          -          -
   Held-to-maturity securities -
     Purchases...............................................................   (10,225)   (13,367)   (29,494)
     Maturities..............................................................     1,415      8,569      8,390
   Net decrease in interest-bearing deposits with banks......................     1,220      5,710      5,058
   Net increase in loans.....................................................    (4,668)   (10,062)    (4,720)
   Capital expenditures......................................................    (1,994)      (779)      (460)
   Decrease in other real estate.............................................       280        453        965
                                                                               --------   --------   --------
                    Net cash used in investing activities....................   (13,473)   (21,109)   (16,518)
                                                                               --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from the issuance of redeemable subordinated debentures
     and mandatory stock purchase contracts..................................         -          -      5,000
   Net increase in deposit accounts..........................................    28,668     14,437      4,711
   Increase in securities sold under agreement to repurchase.................        57      1,950         47
   Dividends paid............................................................      (415)      (245)      (194)
   Proceeds from exercise of stock options...................................        93        101         79
   Cash acquired from purchase business combination..........................     4,045          -          -
   Other, net................................................................       (26)        (3)        (7)
                                                                               --------   --------   --------
                       Net cash provided by financing activities.............    32,422     16,240      9,636
                       Net increase (decrease) in cash and cash equivalents..    20,994     (2,964)    (5,320)
CASH AND CASH EQUIVALENTS, beginning of year.................................     8,052     11,016     16,336
                                                                               --------   --------   --------
CASH AND CASH EQUIVALENTS, end of year.......................................  $ 29,046   $  8,052   $ 11,016
                                                                               ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year:
     Interest................................................................  $  5,616   $  3,332   $  3,138
     Income taxes............................................................     1,032        744        957

   Redesignation of securities available-for-sale............................     6,192          -          -
   Common stock issued in purchase business combination (Note 3).............     1,802          -          -
                                                                               ========   ========   ========





The accompanying notes to consolidated financial statements are an integral part of these statements

GREAT FALLS BANCORP AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share amounts)


Note 1  Nature of Operations

The Corporation is organized as a business corporation under the laws of the State of New Jersey and registered with the Board of Governors of the Federal Reserve System as a bank holding company. The Corporation is located in Passaic County, New Jersey and its substantive business activity is the ownership and operation of its two New Jersey chartered commercial banking subsidiaries, Great Falls Bank (GFB) and Bergen Commercial Bank (BCB), collectively, the Banks. GFB has five branches, two in Totowa, two in Clifton one in Little Falls, New Jersey. GFB conducts a general commercial and retail banking business encompassing a wide range of traditional deposits and lending functions along with other customary banking services.

Great Falls Investment Company, Inc. is a wholly-owned nonbank subsidiary of GFB whose primary business is to own and manage its securities portfolio. BCB was incorporated in August 1987 and commenced its banking operations in February 1988. BCB concentrates its operations in commercial lending and loan origination secured by real estate generally involving nonresidential properties, primarily servicing Bergen County, New Jersey. BCB's main office is located in Paramus and it has offices in Hasbrouck Heights and Wood-Ridge. During 1993, BCB formed a wholly-owned investment subsidiary, BCB Investment Co., Inc. incorporated in the State of New Jersey, whose function is to manage its securities portfolio.

Note 2  SIGNIFICANT ACCOUNTING POLICIES:

A summary of significant accounting polices of the Corporation applied in the preparation of the accompanying consolidated financial statements follows.

Principles Of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements Of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, non-interest-bearing amounts due from banks and Federal funds sold. Generally, Federal funds are sold for a one-day period.

Securities

Securities which the Corporation has the ability and intent to hold to maturity are classified as held-to-maturity and are stated at cost, adjusted for premium amortization and discount accretion. Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available-for-sale and are carried at fair market value. Differences between amortized cost and fair market value are charged/credited directly to shareholders' equity, net of income taxes. The cost of the securities sold is determined on a specific identification basis. Gains or losses on securities are recognized upon sale. The Corporation has no securities held for trading purposes at December 31, 1995 or 1994.

Allowance For Possible Loan Losses

The allowance for possible loan losses is maintained at a level considered by management to be adequate to provide for potential loan losses inherent in the loan portfolio at the reporting date. The allowance is increased by provisions charged to expense and reduced by net charge-offs (see Note 6). The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after consideration of prevailing and anticipated economic conditions, including estimates and appraisals, among other items, known or anticipated at each reporting date. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made on a periodic basis during the year by management.

The Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended as of January 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' original effective interest rates. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. This statement is not applicable to large groups of smaller homogeneous loans, such as residential mortgage loans, credit card loans and consumer loans, which are collectively evaluated for impairment.

The Corporation had previously measured the allowance for credit losses using methods similar to those prescribed in SFAS No. 114. As a result of adopting these statements, no additional allowance for loan losses was required as of January 1, 1995.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Intangible assets represent the excess of the cost over the fair value of net assets acquired in business combinations in 1986 (fully amortized in 1995) and 1995 (see Note 3). Intangible assets at December 31, 1995, approximately $676, are being charged to operations on a straight line basis over a seven-year period which coincides with the average life of the assets acquired.

Other Real Estate

Other real estate includes loan collateral that has been formally repossessed and collateral on loans which have been substantively repossessed, that is, when the primary risks and rewards of collateral ownership have passed from the debtor to the lender. All amounts have been transferred into and carried in other real estate at the lower of the loan value or fair market value, less estimated costs to sell the underlying collateral.

Interest And Fees On Loans

Interest on loans is credited to operations based upon the principal amount outstanding. The net amounts of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the lives of the related loans as adjustments of yield. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued.

Sale Of Mortgage Loans

The Banks sell mortgage loans to unrelated investors. Gains or losses on such sales are recognized at the time of sale in an amount equal to the present value of the difference between the effective interest rate to the Banks and the net yield to the investor, excluding normal future loan servicing fees, over the estimated remaining lives of the loans sold, adjusted for prepayments. Loans not intended to be held for permanent investment are stated at the lower of cost or market. Included in loans in the accompanying consolidated financial statements is $228 in loans held for sale at December 31, 1995.

Federal Income Taxes

The Corporation and its subsidiaries file a consolidated Federal income tax
return.   The provision for  Federal  income  taxes is based on reported income adjusted for the effect of nontaxable income and nondeductible costs and expenses. The Corporation uses the liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Dividend Restrictions

New Jersey state law permits the payment of dividends from subsidiary banks to the Corporation to the extent that there is no impairment of the capital accounts and they will have a surplus of not less than 50% of their capital stock, or, if not, payment of the dividend will not reduce their surplus. As of December 31, 1995, GFB had $5,880,000 and BCB had $1,387,000 of funds available for the payment of dividends to their parent company.

Net Income Per Share

Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during each year. All weighted average actual share or per share information in the financial statements has been adjusted retroactively for the effect of stock dividends. The effect of outstanding dilutive options and equity contracts is considered in the 1995 computation, however, the effect of these common stock equivalents was either not significant or anti-dilutive for 1994 and 1993.

Reclassifications
Certain reclassifications have been made in the 1994 and 1993 financial statements to conform to the classifications used in 1995.


Note 3  Acquisitions:

On April 7, 1995, the Corporation issued 156,645 shares of its common stock at a cost of $1,802 in exchange for the common stock of Family First Federal Savings Bank (Family First) of Clifton, New Jersey. The purchase price exceeded the fair market value of net assets acquired by approximately $734, which is reflected as goodwill (included in intangible assets) in the accompanying statement of condition. The merger was accounted for using the purchase method of accounting since Family First shareholders had an option to receive either cash or stock, subject to certain limitations. Accordingly, the consolidated financial statements include the results of operations and of Family First subsequent to April 7, 1995 when it was merged into GFB. The pro forma results of operations assuming Family First had been acquired as of January 1, 1994, are as follows:

                       1995     1994
                      -------  ------

Net interest income.  $11,372  $9,905
Net income..........    2,079   1,102
Net income per share     1.13     .65

Effective December 31, 1995, the Corporation acquired BCB by an exchange of stock. Each share of BCB common stock outstanding was exchanged for 1.7 shares of the Corporation's common stock, resulting in the issuance of 629,298 shares. The acquisition has been accounted for as a pooling of interests and as such, the consolidated financial statements of the Corporation include the amounts of BCB for all periods presented. Separate results of the combining companies are as follows:

                                           1995            1994        1993
                                           -----          ------      -------
Net interest income
          Corporation....................  $ 7,110         $4,554     $ 4,003
          BCB............................    3,773          3,214       2,330
                                           -------         ------     -------
                                           $10,883         $7,768    $ 6,333
Net income                                 =======         ======    =======
          Corporation....................  $ 1,533         $  966    $   835
          BCB............................      539            520        466
                                           -------         ------    -------
                                           $ 2,072         $1,486    $ 1,301
                                           =======         ======    =======

Note 4  Securities:

Information with regard to the Company's securities portfolio at December 31,
 1995 and 1994, is as follows:

                                                                                  December 31
                                           -----------------------------------------------------------------------------------------

                                                          1995                                          1994
                                           ------------------------------------------- ---------------------------------------------

                                                           Gross       Gross      Fair                  Gross       Gross       Fair

                                           Amortized  Unrealized  Unrealized    Market  Amortized  Unrealized  Unrealized     Market

                                                Cost       Gains      Losses     Value       Cost       Gains      Losses      Value

                                           ---------  ----------  ----------   -------  ---------  ----------  ----------    -------
AVAILABLE-FOR-SALE:
  U.S. Treasury securities...............    $30,405        $362       $  (8)  $30,759    $23,935         $ -       ($636)   $23,299
  U.S. Government mortgage-backed
   securities............................     13,984         585           -    14,569        265                       -        265
  Other, primarily equity securities.....      2,524           -         (17)    2,507      2,054           -        (215)     1,839
                                             -------        ----       -----   -------    -------  ----------      ------     ------
                                             $46,913        $947       $ (25)  $47,835    $26,254         $ -       ($851)   $25,403
                                             =======        ====       =====   =======    =======  ==========      ======    =======


HELD-TO-MATURITY:
  U.S. Treasury securities...............    $18,950        $206       $   -   $19,156    $23,825         $13       ($494)   $23,344
  U.S. Government mortgage-backed
   securities............................     16,588         126        (424)   16,290      8,940           -        (202)     8,738
  State & Political......................        613           2           -       615        424           -          (4)       420
  Other debt securities..................          -           -           -         -        369           -         (10)       359
                                             -------        ----       -----   -------    -------  ----------      ------    -------
                                             $36,151        $334       $(424)  $36,061    $33,558         $13       ($710)   $32,861
                                             =======        ====       =====   =======    =======  ==========      ======    =======


Securities with an estimated market value of $16,640, previously held by Family First and classified as held to maturity, were reclassified to the available for sale category upon consummation of the acquisition in order to maintain GFB's interest rate risk position.

In the fourth quarter of 1995, concurrent with the adoption of its implementation guide on SFAS No. 115, the Financial Accounting Standards Board allowed a one-time reassessment of the SFAS No. 115 classifications of all securities currently held. Any reclassifications would be accounted for at fair value in accordance with SFAS No. 115 and any reclassifications from the held-to-maturity portfolio that resulted from this one-time reassessment would not call into question the intent of the Corporation to hold other debt securities to maturity in the future. The Corporation used the opportunity under this one-time reassessment to reclassify $6,192 in U.S. Treasury securities from held-to-maturity to the available-for-sale portfolio. In connection with this reclassification, gross unrealized gains of $30 and gross unrealized losses of $12 were recorded on available-for-sale securities.

The amortized cost and estimated market value of securities at December 31, 1995, by contractual maturity, are show below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             December 31, 1995
                                          -----------------------
           AVAILABLE-FOR-SALE             Amortized      Fair
                                            Cost     Market Value
                                          ---------  ------------
Due in one year or less.................    $16,531       $16,716
Due after one year through five years...     23,750        24,529
Due after five years through ten years..      4,209         4,184
Equity securities.......................      2,423         2,406
                                            -------       -------
                                            $46,913       $47,835
                                            =======       =======
HELD-TO-MATURITY

Due in one year or less.................    $12,472       $12,562
Due after one year through five years...     19,404        19,481
Due after five years through ten years..      4,275         4,018
                                            -------       -------
                                            $36,151       $36,061
                                            =======       =======

Proceeds from sales of available-for-sale securities during 1995, 1994 and 1993 were $16,619, $13,061 and $8,339, respectively, resulting in realized gains of $209, losses of $84 and gains of $62, respectively. As of December 31, 1995, securities having a total book value of $17,649 were pledged to secure public deposits and repurchase agreements and for other purposes required by law.

Note 5  Loans:

Loans are summarized as follows:

                                                                 December 31
                                                              ------------------
                                                                1995      1994
                                                              --------  --------
Loans secured by one to four family residential properties..  $ 43,328   $26,925
Loans secured by nonresidential properties..................    51,133    41,891
Loans to individuals........................................     8,661     6,688
Loans to depository institutions............................     4,600       600
Commercial loans............................................    14,823    10,320
Construction loans..........................................     4,292     4,754
Other loans.................................................     4,905     5,486
                                                              --------   -------
     Total Gross Loans......................................  $131,742   $96,664
                                                              ========   =======


Loans made by the Banks are generally made in the local and surrounding communities in which they operate. The subsidiary banks do not have any loan concentrations in a single industry, however a substantial portion of the ability of their borrowers to honor their payment obligations in a timely fashion is dependent on the success of the real estate industry. The Banks extended credit in the ordinary course of business to various directors, executive officers and their associates. A summary of the changes in such loans during 1995 is as follows:

Balance, beginning of year..  $ 4,261
Loans granted...............    1,426
Repayments of loans.........   (1,215)
                              -------
Balance, end of year........  $ 4,472
                              =======

All such loans are current as to principal and interest payments at December 31, 1995.


Note 6  Allowance for possible loan losses:

The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known. An analysis of the allowance for possible loan losses is as follows:

                                                           Year ended December 31
                                                        ----------------------------
                                                          1995      1994      1993
                                                        --------  --------  --------
Balance - beginning of the year.......................  $ 1,824    $1,771    $2,001
Balance resulting from purchase business combination..    1,039         -         -
Provision charged to operations.......................      414       172       478
Charge-offs...........................................   (1,035)     (264)     (872)
Recoveries............................................       90       145       164
                                                        -------    ------    ------
       Balance, end of year...........................  $ 2,332    $1,824    $1,771
                                                        =======    ======    ======


The following table presents information related to loans which are on a non-accrual basis, contractually past due ninety days or more as to interest or principal payments, and loans which have been renegotiated to provide a reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties.


                                                                             Year ended December 31
                                                                             ----------------------
                                                                                 1995        1994
                                                                             ------------  --------
Non-accrual loans..........................................................        $1,422    $1,499
Renegotiated loans.........................................................           517       241
                                                                                   ------    ------
                 Total non-performing loans................................        $1,939    $1,740
                                                                                   ======    ======
Loans 90 days or more past due and still accruing..........................     *  $1,125    $   10
                                                                                   ======    ======
Gross interest income which would have been recorded under original terms..        $  135    $  163
                                                                                   ======    ======


* Includes two related loans aggregating $1,002 acquired from Family First which have contractually matured. Both loans continue to make principal and interest payments in accordance with the original loan terms.

Impaired loans - In accordance with SFAS No. 114, the Corporation utilizes the following information when measuring its allowance for possible loan losses. A loan is considered impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. These loans consist primarily of nonaccrual loans but may include performing loans to the extent that situations arise which would reduce the probability of collection in accordance with the contractual terms. As of December 31, 1995, the Corporation's recorded investment in impaired loans and the related valuation allowance calculated under SFAS No. 114 are as follows:

                                    Recorded   Valuation
                                   Investment  Allowance
                                   ----------  ---------
Impaired loans-
Valuation allowance required.....      $1,129       $588
No valuation allowance required..         420          -
                                       ------       ----
                                       $1,549       $588
                                       ======       ====


This valuation allowance is included in the allowance for possible loan losses on the accompanying statement of condition. The average recorded investment in impaired loans for the period ended December 31, 1995 was $1,523. Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. The Corporation recognized interest income on impaired loans of $59 for the year ended December 31, 1995.


Note 7  Premises and equipment:

Premises and equipment consists of the following:

                                                           December 31
                                                         ---------------
                                                          1995     1994
                                                         -------  ------
Land...........................................          $  124   $  124
Buildings and improvements.....................           1,489      773
Furniture and equipment........................           2,937    1,583
Leasehold improvements.........................             403      327
                                                         ------   ------
                                                          4,953    2,807
Less-Accumulated depreciation and amortization.           1,871    1,283
                                                         ------   ------
                                                         $3,082   $1,524
                                                         ======   ======

Note 8  Income taxes:

The provision for income taxes is as follows:
                                                 Year ended December 31
                                                 ----------------------
                                                  1995    1994     1993
                                                 ------  ------   ------
Federal:
  Current......................................  $  872  $  796   $  645
  Deferred.....................................     135     (65)      13
State..........................................     167     109      146
                                                 ------  ------   ------
                                                 $1,174  $  840   $  804
                                                 ======  ======   ======


Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. The tax effects of cumulative temporary differences at December 31, 1995 and 1994 are as follows:

                                                                    December 31
                                                                  ---------------
                                                                   1995     1994
                                                                  -------  ------
Allowance for possible losses on loans and other real estate....  $  407   $ 451
Interest income on nonaccrual loans.............................     181     169
Depreciation and amortization...................................     (10)    (44)
Acquired net operating loss carryforward........................     374       -
Difference between book and tax basis of assets acquired........     346       -
Unrealized holding (gain)loss on securities available-for-sale..    (194)    317
Other...........................................................    (103)    (27)
                                                                  ------   -----
       Total net deferred tax asset (included in other assets)..  $1,001   $ 866
                                                                  ======   =====


In order to fully realize the deferred tax asset, the Corporation will need to generate future taxable income during periods in which existing deductible temporary differences reverse. Based upon the Corporation's historical and current pre-tax earnings, management believes it is more likely than not that the Corporation will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at December 31, 1995. However, there can be no assurance that the Corporation will generate any earnings or any specific level of continuing earnings. The Corporation did not record any valuation allowance against its deferred tax asset at December 31, 1995 and 1994. At December 31, 1995, the Corporation had a net operating loss carryforward for Federal income tax purposes of approximately $1.1 million. This net operating loss carryforward originated from pre-acquisition losses at Family First (see Note 3). Prior to the acquisition, Family First had provided a valuation allowance for this tax asset. In its consolidated return, subject to certain yearly limitations, the Corporation can utilize the pre-acquisition net operating loss carryforward to offset future consolidated taxable income. The net operating loss carryforwards, if unused, would expire in years ranging from 2008 - 2010.The following is a reconciliation of the provision for income taxes as reported, with the Federal income tax statutory rate.

                                                Year ended December 31
                                               -------------------------
                                                 1995      1994    1993
                                               ---------  ------  ------
At statutory rate (34%)......................    $1,104   $ 791   $ 716
Increase (reduction) in tax resulting from:
   Tax-exempt income.........................       (24)     (8)    (14)
   Amortization of intangible assets.........        51      24      24
   State income tax, net of Federal benefit..       110      72      96
   Acquisition expenses......................        58       -       -
   Utilization of capital loss carryforward..       (99)      -       -
   Other.....................................       (26)    (39)    (18)
                                                 ------   -----   -----
            Provision for income taxes.......    $1,174   $ 840   $ 804
                                                 ======   =====   =====


Note 9  Common Stock:

In 1985, the Corporation adopted an incentive stock option plan (the "1985 Plan") that allows for the granting to employees of options to acquire up to a maximum of 33,431 shares (after adjustments for stock dividends) of the Corporation's common stock. The exercise price of any options granted under the 1985 Plan will not be less than 100% of the fair market value per share of the Corporation's common stock on the date such options are granted. Options granted may have terms of not more than 10 years from the respective dates of grant and outstanding options are exercisable over various periods following the respective dates of grant in 25% increments commencing on the first anniversary date on which the options vest following grant. Vesting may be accelerated in the event of death of the employee or at the discretion of the Board of Directors.

In 1988, the Corporation adopted a nonstatutory stock option plan that also allows for the granting to employees of options to acquire up to a maximum of 101,185 shares (after adjustments for stock dividends) of the Corporation's common stock. Such options may be granted and exercised on substantially the same terms as the incentive stock options under the 1985 Plan.

During 1993, the Corporation adopted a nonstatutory stock option plan authorizing the granting of options to purchase shares of the Corporation's common stock to individuals who were then directors of GFB. All options authorized by the 1993 plan were granted during 1993 and no further options are available for grant under that plan. At December 31, 1995, options to purchase a total of 3,330 shares were outstanding and will expire on December 31, 1996. During December 1994, the Corporation's Board of Directors adopted a nonstatutory stock option plan (the "1995 Plan") allowing for the Corporation's board of directors to grant, to the individuals who were directors of GFB at that time, options to purchase a total of 29,700 shares of the Corporation's common stock. At December 31, 1995, options to purchase a total of 27,500 shares were outstanding and will expire if not exercised by the end of 1997. Changes in incentive and nonstatutory stock options during 1995, 1994 and 1993 were as follows (adjusted to reflect stock dividends):

                                                        Number of     Price Range
                                                         Options      Per Option
                                                        ----------  ---------------
Outstanding - December 31, 1992.......................     40,922   $5.37 to $ 7.75
 Granted during 1993..................................     48,796   $7.75 to $11.75
 Terminated during 1993...............................     (9,739)  $5.37 to $ 7.75
 Exercised during 1993................................    (11,582)  $5.37 to $ 7.75
                                                          -------   ---------------
Outstanding - December 31, 1993.......................     68,397   $5.37 to $11.75
 Granted during 1994..................................     21,890   $7.75 to $11.75
 Terminated during 1994...............................     (5,201)  $5.91 to $ 8.53
 Exercised during 1994................................    (14,288)  $5.91 to $ 8.53
                                                          -------   ---------------
Outstanding - December 31, 1994.......................     70,798   $5.91 to $11.75
  Granted during 1995.................................     29,700            $11.36
  Exercised during 1995...............................    (11,232)  $7.51 to $11.75
                                                          -------   ---------------
Outstanding - December 31, 1995 (exercisable 36,866)..     89,266   $5.91 to $11.75
                                                          =======   ===============

As of December 31, 1995, there were approximately 151,896 shares of common stock reserved for issuance under the above stock option plans.


Note 10 Redeemable subordinated debentures and cancelable mandatory stock purchase contracts:

In December 1993, the Corporation issued $5,000,000 of 8.5% Redeemable Subordinated Debentures ("Debentures") due November 1, 1998, interest payable quarterly. In addition to the Debentures, the Corporation issued Cancellable Mandatory Stock Purchase Contracts ("Equity Contracts") requiring the purchase of $5,000,000 in common stock at a price of $10.74 (as adjusted for stock dividends) per share no later than November 1, 1997 and permitting the purchase of common stock in that amount prior to that date.

The purchase price under the Equity Contracts can be paid by the surrender of debentures with a principal amount equal to the amount of common stock to be purchased. The Debentures are redeemable and the Equity Contracts are cancellable at the election of the Corporation upon 60 days written notice. At December 31, 1995, 465,549 shares of common stock were reserved for future issuance pursuant to the outstanding Equity Contracts.


Note 11  Employee benefit plan:

The Corporation has a 401(k) savings plan covering substantially all employees. Under the plan, the Corporation matches 50% of employee contributions for all participants with less than five years employment, not to exceed 2% of their salary, and 75% of employee contributions for all participants with five or more years of employment, not to exceed 3% of their salary. Contributions made by the Corporation and BCB as part of a similar plan were approximately $142 in 1995, $91 in 1994 and $62 in 1993.


Note 12  Regulatory matters and capital requirements:

The Corporation's and the Banks' regulators have classified and defined capital into the following components: (1) Tier I capital which is comprised of tangible stockholders' equity for common stock and certain perpetual preferred stock and (2) Tier II capital which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock, which does not qualify for Tier I capital.

The Corporation's and the Banks' regulators have implemented risk-based capital guidelines which require a bank holding company or a bank to maintain certain minimum capital as a percent of such entity's assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). As of December 31, 1995 a bank holding company or a bank is required to maintain, at a minimum, Tier I capital as a percent of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percent of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines discussed above, the Corporation's and the Banks' regulators require that a bank holding company or a bank which meets the regulators' highest performance and operating standards maintain a minimum leverage ratio (Tier I capital as a percent of tangible assets) of 3%. For those banks or bank holding companies with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. Minimum leverage ratios for each entity will be evaluated through the ongoing regulatory examination process. As of December 31, 1995 and 1994, the Banks and the Corporation had the following capital ratios:

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


Note 13  Commitments and contingencies:

Lease Obligations

The Corporation and its subsidiaries lease banking facilities and other office space under operating leases which expire at various dates through 2007, containing certain renewal options. Rent expenses charged to operations approximated $307, $195 and $195, for 1995, 1994 and 1993, respectively. Included in these amounts is $146 per year which is paid to a general partnership that includes two directors of the Corporation.

As of December 31, 1995, future minimum annual rental payments under these leases are as follows:

1996........  $  540
1997........     540
1998........     526
1999........     526
2000........     457
Thereafter..   2,311
              ------
  Total.....  $4,900
              ======

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all available renewal options will be exercised.

During 1995, the Corporation entered into a five-year license agreement with its banking software provider. Minimum annual payments under this agreement are expected to be approximately $46.

LITIGATION

The Corporation and its subsidiaries may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of their business. In management's judgment, the consolidated financial position of the Corporation will not be affected materially by the final outcome of any present legal proceedings or other contingent liabilities and commitments.

COMMITMENTS WITH OFF-BALANCE SHEET RISK

The statement of condition does not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of those financial instruments will have a material adverse effect on the Corporation's financial position. These instruments include commitments to extend credit and letters of credit. These financial instruments carry various degrees of credit risk, which are defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Banks receive a fee for providing a commitment. The Banks were committed to advance $22,652 to borrowers as of December 31, 1995. Such commitments generally expire within one year.

Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. The Banks have entered into standby letter of credit contracts with their customers, generally expiring within one year, aggregating $1,908 as of December 31, 1995.


Note 14  Fair value of financial instruments:

The following is a summary of fair value versus the carrying value of the Corporation's financial instruments. For the Corporation, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments. Many of the Corporation's financial instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the Corporation's general practice and intent to hold its financial instruments to maturity and not engage in trading or sales activities. Therefore, significant estimations and present value calculations were used by the Corporation for the purpose of this disclosure. Estimated fair values have been determined by the Corporation using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies use, the estimated fair values, and the record book balances, were as follows as of December 31, 1995:


Financial instruments actively traded in the secondary market have been valued using available market prices.


                                                          Estimated
                                          Carrying Value  Fair Value
                                          --------------  ----------
Cash and cash equivalents...............         $29,046     $29,046
Securities available for sale (Note 4)..          47,835      47,835
Securities held to maturity (Note 4)....          36,151      36,061



Financial instruments with stated maturities have been valued using a discounted cash flow with a discount rate approximating current market for similar assets
and liabilities.   For those loans and deposits with no stated maturities or
floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

                                                                Estimated
                                                Carrying Value  Fair Value
                                                --------------  ----------
Loans, including accrued interest receivable..        $132,440    $132,563
Deposits, including accrued interest payable..         224,984     225,369
Securities sold under agreements to purchase..           2,757       2,759



There is no material difference between the notional amount and the estimated fair value of off-balance sheet unfunded loan commitments which totaled $22,652 at December 31, 1995. Standby letters of credit totaling $1,908 as of December 31, 1995, are based on fees charged for similar agreements; accordingly, the estimated fair value of standby letters of credit is nominal. See also Note 13 for additional discussion relating to these off-balance sheet activities.

Note 15  Other Income:

The components of other income are summarized below:

                                        Year ended December 31
                                        -----------------------
                                         1995     1994    1993
                                        -------  ------  ------
Fees on mortgages sold................   $   51  $  61   $  171
Service charges on deposit accounts...      867    515      499
Credit card fee income................      567     65        -
Other commissions and fees............      190    136      455
Gain or (loss) on sale of securities..      209    (84)      62
Other income..........................      293    162      151
                                         ------  -----   ------
                                         $2,177  $ 855   $1,338
                                         ======  =====   ======

Note 16  Other operating expenses:

The components of other operating expenses are as follows:

                                           Year ended December 31
                                           ----------------------
                                            1995    1994    1993
                                           ------  ------  ------
Advertising..............................  $  106  $  188  $   95
Computer services........................     390     252     222
Regulatory, professional and other fees..     781     611     485
FDIC insurance assessment................     262     360     355
Office expenses..........................     494     371     286
Other real estate operating expenses.....     314      55       6
Merchant credit card expense.............     616      54       -
All other expenses.......................   1,128     460     483
                                           ------  ------  ------
                                           $4,091  $2,351  $1,932
                                           ======  ======  ======

Note 17  Condensed Financial Information, Great Falls Bancorp (Parent Company
Only):
Condensed financial statements of the parent company, Great Falls Bancorp, are as follows:
CONDENSED STATEMENTS OF CONDITION
(in thousands)


                                                            December 31
                                                          ----------------
                                                           1995     1994
                                                          -------  -------
ASSETS:
   Cash and due from banks - Non-interest-bearing.......  $   632  $   267
   Securities - U.S. Treasury Notes.....................    2,979    2,797
                    Equity Securities...................    1,821    1,839
   Accrued interest receivable..........................       63       66
   Investment in subsidiaries, on equity method.........   19,168   14,723
   Other Assets.........................................      178      347
                                                          -------  -------
            Total assets................................  $24,841  $20,039
                                                          =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY
   Redeemable subordinated debentures...................  $ 4,976  $ 4,963
   Other liabilities....................................      270      115
   Shareholders' equity.................................   19,595   14,961
                                                          -------  -------
            Total liabilities and shareholders' equity..  $24,841  $20,039
                                                          =======  =======

CONDENSED STATEMENTS OF INCOME
(in thousands)


                                                                         Year ended December 31
                                                                      ----------------------------
                                                                        1995      1994      1993
                                                                      --------  --------  --------

Income
   Equity in undistributed income of subsidiary banks...............  $ 2,069     1,646    $ 1,305
   Interest income..................................................      342       244         44
   Non-interest income..............................................      291         -         13
                                                                      -------     -----    -------
                                                                        2,702     1,890      1,359
Other expenses......................................................      735       528         80
                                                                      -------     -----    -------
       Income before income taxes...................................    1,967     1,362      1,279
Income tax benefit..................................................      105       124         22
                                                                      -------     -----    -------
       Net income...................................................  $ 2,072     1,486    $ 1,301
                                                                      =======     =====    =======

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1995, 1994 and 1993
(in thousands)



                                                                         1995      1994      1993
                                                                      -------   -------   -------
Cash flows from operating activities:
Net income..........................................................  $ 2,072   $ 1,486   $ 1,301
Adjustments to reconcile net income to cash
  (used in) provided by operating activities:
      Discount accretion............................................       22        22         -
      Realized security losses (gains)..............................     (291)       13         -
      (Increase) decrease in other assets...........................      169      (252)      (93)
      (Increase) decrease in accrued interest receivable............        3       (56)       (5)
      (Decrease) increase in other liabilities......................      156       (27)      136
      Equity in undistributed income of subsidiaries................   (2,069)   (1,646)   (1,302)
                                                                      -------   -------   -------
               Net cash provided by (used by) operating activities..       62      (460)       37
                                                                      -------   -------   -------
Cash flows from investing activities:

     Proceeds from sale of securities...............................      509       680         -
     Purchase of securities.........................................        -    (4,345)     (612)
                                                                      -------   -------   -------
               Net cash (used in) provided by investing activities..      509    (3,665)     (612)
                                                                      -------   -------   -------
Cash flows from financing activities:
     Proceeds from the issuance of redeemable subordinated
       debentures and mandatory stock purchase contacts.............        -         -     5,000
     Proceeds from exercise of stock options........................       93        87        37
     Dividends paid.................................................     (269)     (134)      (65)
     Other, net.....................................................     ( 30)      (23)       10
                                                                      -------   -------   -------
               Net cash (used in) provided by financing activities..     (206)      (70)    4,982
                                                                      -------   -------   -------
               Net increase(decrease) in cash and cash equivalents..      365    (4,195)    4,407

Cash and cash equivalents, beginning of year........................      267     4,462        55
                                                                      -------   -------   -------
Cash and cash equivalents, end of year..............................  $   632   $   267   $ 4,462
                                                                      =======   =======   =======
